Exhibit 19.1

CLEARWATER PAPER CORPORATION
Insider Trading Policy

Policy as to Trades in the Company’s Securities By Company Personnel

1.Purpose.
Both the Securities and Exchange Commission (the “SEC”) and Congress are very concerned about maintaining the fairness and integrity of the U.S. capital markets. The securities laws are continually reviewed and amended to prevent people from taking advantage of “inside information” and to increase the punishment for those who do. These laws require publicly traded companies to have clear policies on insider trading. If companies like ours do not take active steps to adopt preventive policies and procedures covering securities trades by company personnel, the consequences could be severe.
Clearwater Paper Corporation (the “Company”) is adopting this Insider Trading Policy (this “Policy”) to avoid even the appearance of improper conduct on the part of anyone employed by or associated with our Company (not just so-called insiders). We cannot afford to damage our reputation for integrity and ethical conduct.
It is also important to recognize that, unlike most other violations of law, insider trading is not defined by a specific statute. Instead, insider trading prohibitions are based on “judge-made law” under the general antifraud provisions of the securities laws. As a result, the precise contours of what is considered impermissible remain somewhat unsettled and subject to change. For that reason, and in light of the serious consequences of a violation for the Company and its personnel, the Company has adopted a robust Policy designed to ensure that our personnel stay far away from the line.
2.The Consequences.
The consequences of insider trading violations can be substantial.
For individuals who trade on inside information (or tip information to others) criminal consequences include:
A jail term of up to 20 years;
A criminal fine (no matter how small the profit) of up to $5 million;
Criminal forfeiture of any illicit trading profits; and

Restitution to any victims.
For individuals who trade on inside information (or tip information to others) civil consequences include:
A civil monetary penalty of up to three times the profit gained or loss avoided;
Disgorgement of trading profits with interest;
Officer-and-Director bars (as well as other industry bars); and
Antifraud injunctions
For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
A civil penalty of the greater of $2.3 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
A criminal penalty of up to $25 million.
Further, if an employee violates this Policy, the Company may impose sanctions, including dismissal for cause. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation (as well as the Company’s) and irreparably damage a career. Finally, the size of a transaction offers no protection from potential insider trading liability. In the past, even relatively small trades have resulted in SEC investigations and enforcement actions.
3.Our Insider Trading Policy.
No Trading on the Basis of Material Non-Public Information. If a member of the Board of Directors, officer, any employee, consultant or contractor of the Company or any subsidiary of the Company has possession of material non-public information (often referred to as “inside information”) relating to our Company or any other securities as to which the person receives information not available to investors generally, it is our policy that neither that person nor any related person may buy or sell securities of the Company, make a gift of Company securities, or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to material non-public information relating to any other company, including our customers or partners, obtained in the course of you rendering services to the Company or a subsidiary of the Company.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.
What is Material Information? “Material information” is any information that a reasonable investor would consider important in deciding whether to buy, hold or sell securities. In short, “material information” includes any information that reasonably could affect the price of securities. Either positive or negative information may be material. It can be information about the Company, or about a competitor (or any other economically linked company), or about a company with which we do business.
Common examples of information that will frequently be regarded as material are:
projections of future earnings or losses;
news of a possible merger, acquisition or tender offer;
news of a significant sale of assets or divisions;
changes in dividend policies or the declaration of a stock split or the offering of additional securities;
changes in management;
plans to raise additional capital through stock sales or otherwise;
financial liquidity problems; and
the gain or loss of a substantial customer or supplier.

What is Non-public Information? Information is “non-public” if it is not available to the general public. The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors, and the investors must be given the opportunity to absorb the information. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.
20/20 Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight. If you have any doubts as to the lawfulness of a potential transaction, this Policy requires that you contact the General Counsel’s office in advance of executing any securities transaction.
Do Not Pass Information to Others. Whether the information is proprietary information about our Company or information that could have an impact on our stock price, employees must not pass the information on to others. It is illegal to advise others to trade on the basis of material non-public information. Liability in these cases can extend to both the “tippee” — the person to whom the insider disclosed inside information — and you, as the “tipper,” and will apply whether or not you derive any economic benefit from the tippee’s trades.

When Information is Public. We impose certain “trading blackouts” to ensure that the Company’s stockholders and the investing public will be afforded sufficient time to receive information concerning the Company and act upon it, such as that contained in the Company’s earnings releases. These are discussed below under the heading “Trading Blackouts/Open Windows.”
Pre-Clearance of Trades. To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an employee engages in a trade while unaware of a pending major development), all Directors and officers and certain employees in a position to have access to material non-public information are subject to pre-clearance in writing by our General Counsel or Associate General Counsel of all transactions in Company securities (acquisitions, dispositions, gifts, etc.). Persons subject to this pre-clearance policy will be notified by our General Counsel or other authorized personnel. Pre-clearance is subject to a five business day expiration, unless suspended earlier by our General Counsel or other authorized personnel, and must be renewed by the applicant after five business days to be valid. If any employee is in doubt of whether or not pre-clearance is required, the employee should inquire with our General Counsel or obtain pre-clearance as a cautionary measure.
Pre-clearance does not relieve anyone of their responsibility under the securities laws. All employees, whether subject to pre-clearance or not, are responsible for adherence to this Policy, including, but not limited to: not trading on insider information; not trading during trading blackout periods; not trading for one full trading day after earnings announcements; and not trading in securities on a short-term basis.
Transactions by Family Members. The same restrictions apply to (1) your family members living in your household, (2) any other persons living in your household and (3) any immediate family members that are financially dependent on you. You are responsible for the compliance of your immediate family and personal household.
Trading Blackouts/Open Windows. From time to time, the Company may require that Directors, officers, certain employees and others suspend trading during an “open window” period described below because of developments known to the Company and not yet disclosed to the public. In that event, these persons will be advised in writing or by email not to engage in any transaction involving the purchase or sale of the Company’s securities until otherwise advised. Those so restricted should not disclose to others the fact that they have been suspended from trading. The Company also has adopted the following mandatory trading blackouts in respect of its securities:
•Open Window Period – Transactions in the Company’s securities by Directors, officers and other employees and designated persons having access to material non-public information shall be made only during the “open window” period beginning on the second business day after the Company releases its quarterly and annual financial results, and ending on the last day of the second month of each calendar quarter.
•Blackout Periods – All other periods are considered “blackout periods” and those subject to such restrictions may not engage in transactions in the Company’s securities during any blackout period. In addition, all employees are prohibited from trading on the basis of material non-public information at all times, including during open window periods. Persons subject to these blackout restrictions will be notified by our General Counsel or other authorized personnel. If any employee is in doubt of whether or not they are subject to these blackout restrictions, the employee should inquire with our General Counsel or Associate General Counsel as a cautionary measure.
Of course, no trading should be done at any time that a Director, officer, employee or designated person is actually aware of a major undisclosed corporate development.
Options. Cash exercise of options may be done at any time. Any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option is subject to the provisions of this Policy, including blackout periods and pre-clearance requirements.
Gifts. Bona fide gifts of securities may be done at any time, but require pre-clearance.

Transfers. Transfers of securities may be done at any time, but require pre-notification to the Company.
Exception for Approved 10b5-1 Plans. SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. It does not prevent someone from bringing a lawsuit.
Trades by Directors, officers or employees in the Company’s securities that are executed pursuant to an approved 10b5-1 trading plan (a “Trading Plan”) are not subject to the prohibition on trading on the basis of material non-public information contained in this Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.
This Policy permits individuals to adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company’s securities, including the exercise of options. Trading Plans are to be implemented only during open windows and when the individual is not aware of any material non-public information.
Any Trading Plan must comply with SEC Rule 10b5-1, including a “cooling off” period between adoption of a Trading Plan and the initiation of trading under the plan. For Section 16 Insiders (defined on page 8) the cooling off period, subject to a maximum of 120 days, must continue until the later of:

•90 days following the adoption of the Trading Plan, or
•Two business days following the date of disclosure in a periodic report of financial results for the quarter in which the Trading Plan was adopted or modified.
For persons who are not Section 16 Insiders the cooling off period must be 30 days following the date of adoption of the Trading Plan.
Any Trading Plan must be pre-approved in writing by our General Counsel or Associate General Counsel. The Company, in its sole discretion, may elect to not approve any proposed Trading Plan. The establishment of such a Trading Plan with respect to an individual may be publicly announced by the Company.
Establishing a Trading Plan does not exempt individuals from complying with the Section 16 six-month short swing profit rules or liability (explained on page 8).
Rule 10b5-1 imposes various reporting and disclosure requirements (including in relation to equity grants and the adoption or termination of 10b5-1 plans), and the Company has adopted processes that govern the collection of information to ensure accurate reporting.
Revocation/Amendments to Trading Plans. An individual may revoke his or her Trading Plan at any time. Revocation is effected upon written notice to the broker. However, if the individual terminates the Trading Plan after the first option exercise or stock sale, then the individual must cancel all outstanding Trading Plans and agree not to enter into another Trading Plan until six months after termination of the Trading Plan.
Under certain circumstances, a Trading Plan must be revoked. This includes circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Chief Financial Officer, General Counsel, Associate General Counsel or any stock administrator of the Company is authorized to notify the broker in such circumstances.
Amendments or modifications to Trading Plans must be pre-approved in writing by our General Counsel or Associate General Counsel and are subject to SEC Rule 10b5-1, including a cooling off period.
Post-Termination Transactions. This Policy continues to apply to your transactions in Company securities even after your employment or service has terminated, including the open window periods for up to six (6) months following termination as determined by the General Counsel. If you are in possession of material non-public information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.

4.Transactions under Company Benefit Plans
The following are special applications of this Policy to transactions under certain of the Company’s benefit plans:
•401(k) Plan – Purchases of the Company’s stock (or the Company stock fund) in the Company’s 401(k) plan resulting from the periodic contribution of money to the plan pursuant to a timely payroll deduction election (i.e., “new money”) can be done at any time. Purchases or sales of the Company’s stock (or the Company stock fund) in the Company’s 401(k) plan resulting from a timely and annual automatic “rebalance” election (i.e., “old money”) applicable to the following calendar year can be done at any time unless you are one of the Company’s Section 16 officers. The Company’s Section 16 officers are not permitted to make automatic “rebalance” elections under the Company’s 401(k) plan. In addition, the following are subject to the prohibition on trading on the basis of material non-public information contained in this Policy and to the restrictions set forth above relating to pre-clearance procedures and blackout periods:
•(a)    an election to begin or terminate investing in the Company’s stock or the Company stock fund of the 401(k) plan;
•(b)     an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company’s stock or the Company stock fund;
•(c)     an election to make an intra-plan transfer of an existing account balance into or out of, or an election to make an in-service withdrawal from, the Company’s stock or Company stock fund;
•(d)    a “rebalance” election that applies to the Company’s stock or Company stock fund other than an annual rebalance election applicable to the following calendar year;
•(e)     an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of Company stock or the Company stock fund balance; and
•(f)     an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company’s stock or the Company stock fund.
•Common Stock Purchase Plan for Employees – Purchases of Company stock under stock purchase plans for employees resulting from the periodic contribution of money to the plan through payroll deductions pursuant to a previously made election can be done at any time. However, the following are subject to the prohibition on trading on the basis of material non-public information contained in this Policy and to the restrictions set forth above relating to pre-clearance procedures and blackout periods:
•(a)     an election to participate or terminate participation in the plan or to increase or decrease the level of participation in the plan, in each case other than during the annual enrollment period for the plan; and
•(b)     sales of Company stock purchased pursuant to the plan.
•Dividend Reinvestment Plan – Purchases of Company stock under a dividend reinvestment plan resulting from the reinvestment of dividends paid on Company stock can be done at any time. However, elections to participate in a dividend reinvestment plan and sales of any Company stock purchased pursuant to the plan are subject to the prohibition on trading on the basis of material non-public information contained in this Policy and to the restrictions set forth above relating to pre-clearance procedures and blackout periods.
•Management Deferred Compensation Plan – This Policy does not apply to (i) timely elections to defer base salary or performance based compensation made pursuant to the Company’s Management Deferred Compensation Plan (or any successor or similar plan subsequently adopted by the Company) or (ii) the timely revocation of an existing election and the making of a new election as to the time and form of payment of deferred compensation made pursuant to the Company’s Management Deferred Compensation Plan (or any successor or similar plan subsequently adopted by the Company).
5.Additional Prohibited Transactions.
We believe it is improper and inappropriate for any Company personnel to engage in short-term or speculative transactions involving Company securities. We believe that this trading can reflect badly on the Company and that Company personnel should not engage in any types of transactions that are commonly viewed as a form of “betting” for or against the Company. Accordingly, it is the Company’s policy that Directors, officers and designated employees should not engage in any of the following activities with respect to securities of the Company:
•Director and officer trading during pension and 401(k) plan blackout periods – In response to the restrictions set forth in the Sarbanes-Oxley Act of 2002, Directors and officers of the Company are prohibited from trading Company securities during certain pension and 401(k) plan blackouts, if any.
•Section 16 Rules – Reporting of transactions; disgorgement of profits from trading in securities on a short-term basis; prohibition of short sale — Section 16 of the Securities Exchange Act of 1934 imposes on certain officers and all Directors of the Company (“Section 16 Insiders”) three substantive obligations and restrictions. First, Section 16 Insiders must report, on a Form 4, all transactions involving the Company’s securities (including open market purchases) within two business days of the transaction. Second, Section 16 provides that any profit realized by a Section 16

Insider upon a “short swing” transaction (i.e., any purchase and sale, or any sale and purchase, of any equity security of the Company within a period of less than six months) must be disgorged and surrendered even if the trades were not made on the basis of material non-public information. Third, Section 16 prohibits Section 16 Insiders from engaging in any short sales of the Company’s equity securities. The Section 16 rules, obligations and restrictions are complex and, while the Company endeavors to assist Section 16 Insiders with their Form 4 reporting requirements (described above), the Section 16 Insiders are ultimately responsible for compliance. Due in part to the Section 16 rules and in order to assist in compliance with the Form 4 reporting requirements described above, this Policy requires all Section 16 Insiders to obtain prior written clearance from our General Counsel no later than one business day before the proposed date of execution of transactions involving the Company’s securities, including open market transactions and gifting of securities. Finally, Section 16 Insiders are required to notify our General Counsel upon filing a Form 4 with the SEC unless the form has been filed by the Company on behalf of the Section 16 Insider. Questions regarding Section 16 and compliance with its terms should be directed to our General Counsel. All other employees of the Company are strongly discouraged from selling Company securities that were purchased in the open market and that have been owned less than six months.
•Purchases of Company securities on margin — This means borrowing from a brokerage firm, bank or other entity in order to buy Company securities (other than in connection with a so-called “cashless” exercise of options under the Company’s stock plans).
•Short sales of Company securities — This involves selling Company securities that you do not own in the expectation that the price of the securities will fall, or as part of an arbitrage transaction.
•Buying or selling puts or calls, or their equivalent positions, on Company securities — This includes options or derivatives trading on any of the stock exchanges or futures exchanges, including cashless collars.
•Pledges of Company Securities — This includes securities pledged (or hypothecated) as collateral for a loan.
6.Section 16 Reports
As described above, all Section 16 Insiders are obligated to file Section 16 reports within two business days of engaging in transactions in Company securities. Although the Company will assist reporting persons in preparing and filing the required reports, the reporting persons retain responsibility for making timely and accurate reports.
7.Form 144 Reports
Certain officers of the Company designated by the Board of Directors and all Directors of the Company must comply with SEC Rule 144 which requires them to file a Form 144 in connection with any open-market sale of Company securities. The broker handling the sale of

Company securities should be advised that a “Rule 144 sale” is being made and that a Form 144 should be filed with the SEC and New York Stock Exchange when the order is placed.
8.Company Assistance.
Any person who has any questions about specific transactions may obtain additional guidance from our General Counsel or Associate General Counsel.
Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you consult with the General Counsel or Associate General Counsel prior to executing any transactions about which you have questions or concerns.
9.Modifications.
This Insider Trading Policy has been approved by the Company’s Board of Directors. Officers of the Company may, from time to time, make non-substantive modifications to this Policy (including, without limitation, substitution of the names of the appropriate contact persons within the Company) without prior approval of the Company’s Board of Directors or the Nominating and Governance Committee of the Company’s Board of Directors.